UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-3A-2

                                                                 File No. 69-198



Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                           CENTRAL MAINE POWER COMPANY

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Central Maine Power Company (Central Maine) is a Maine corporation with its principal office at 83 Edison Drive, Augusta, Maine 04336.

     Central Maine is principally engaged in the generation, transmission, distribution and sale of electric energy in the State of Maine, and serves more than 528,000 customers in southern and central Maine.

     Central Securities Corporation (Central Securities), a wholly-owned subsidiary of Central Maine, is a Maine corporation with its office at 83 Edison Drive, Augusta, Maine 04336. The business of Central Securities is limited to the ownership of certain real estate within Central Maine's service area.

     Cumberland Securities Corporation (Cumberland Securities), a wholly-owned subsidiary of Central Maine, is a Maine corporation with its office at 83 Edison Drive, Augusta, Maine 04336. The business of Cumberland Securities is limited to the ownership of certain real estate within Central Maine's service area.

     Kennebec Water Power Company (Kennebec Water Power) is a Maine corporation with its principal office at 83 Edison Drive, Augusta, Maine 04336. Central Maine owns a 24.8% voting interest in Kennebec Water Power, whose business is to regulate and improve the flow of the Kennebec River. Kennebec Water Power owns storage dams at the East and West Outlets of Moosehead Lake in Maine.

     The Union Water-Power Company (Union Water-Power), a wholly-owned subsidiary of Central Maine, is a Maine corporation with its principal office at 150 Main Street, Lewiston, Maine 04240. The business of Union Water-Power is to own storage reservoirs, dams and canals on the Androscoggin River, including facilities in Lewiston, Maine, where it sells water for power. Effective January 1, 1995, Union Water-Power, through a joint operating agreement with Kennebec Water Power, assumed a large part of Kennebec Water Power's river-flow responsibilities with respect to the Kennebec River. In addition, Union Water-Power has leased one of its dam sites to an unaffiliated party which has developed on the site a "qualifying facility" exempt from the Public Utility Holding Company Act of 1935 under Rule 292.602 of the Federal Energy Regulatory Commission. Union Water-Power also provides other river facilities management services, including the management of an oxygenation facility on the Androscoggin River (see Gulf Island below) and fishways on the Saco River. The "On Target" division of Union Water-Power provides utility support services such as underground facility locating, infrared photography and workorder ticket management. Union Water-Power also provides real estate management, development, sales and leasing through its UnionLand Services division and markets modular homes through its Maine HomeCrafters division.

     Union Water-Power also owns 25% of the voting stock of Androscoggin Reservoir Company (Androscoggin), a Maine corporation with its principal office at 83 Edison Drive, Augusta, Maine 04336. The business of Androscoggin is to own a storage reservoir and dam on the headwaters of the Androscoggin River. Androscoggin has leased its dam site to an unaffiliated party which has similarly developed on the site an exempt "qualifying facility".

     Kennebec Hydro Resources, Inc. (Kennebec Hydro), a wholly-owned subsidiary of Central Maine, is a Maine corporation with its principal office at 83 Edison Drive, Augusta, Maine 04336. Kennebec Hydro is the general partner and owns a 50% interest in The Merimil Limited Partnership, which owns a "qualifying facility," with unaffiliated limited partners.

     Maine Yankee Atomic Power Company (Maine Yankee) is a Maine corporation with its principal office at Bailey Point Ferry Road, Wiscasset, Maine 04578, formed for the purpose of constructing, owning and operating a nuclear electric generating plant at Wiscasset, Maine. Central Maine owns 38% of the common stock of Maine Yankee. On August 6, 1997, the Board of Directors of Maine Yankee voted to cease power production permanently at the Maine Yankee plant and to decommission the plant.

     Maine Electric Power Company, Inc. (MEPCo.) is a Maine corporation with its principal office at 83 Edison Drive, Augusta, Maine 04336, which owns and operates a 345-KV transmission interconnection between Wiscasset, Maine and the Maine-New Brunswick international border at Orient, Maine, where its lines connect with the portion of the interconnection constructed in the province of New Brunswick, Canada, by The New Brunswick Power Corporation. Central Maine owns 78.3% of MEPCo.'s common stock. The remaining voting stock of MEPCo. is owned by two other Maine electric utility companies. MEPCo. also owns and operates certain equipment, including microwave communication facilities, in connection with the Hydro-Quebec Phase II (Phase II) project described in the next paragraph hereof.

     NORVARCO, a wholly-owned subsidiary of Central Maine, is a Maine corporation with its principal office at 83 Edison Drive, Augusta, Maine 04336. NORVARCO is one of two general partners with 50% interests in Chester SVC Partnership, a general partnership with its principal office at 83 Edison Drive, Augusta, Maine 04336, which owns a static var compensator facility (the SVC Facility) located in Chester, Maine, adjacent to MEPCo.'s 345-KV transmission interconnection with New Brunswick, Canada. The SVC Facility provides necessary transmission system reinforcements which support the Phase II transmission line expansion constructed for New England Hydro-Transmission Corporation in New
Hampshire and which allow the Phase II facilities to operate at their maximum capability while MEPCo. continues to maintain the full operating capability of its interconnection with New Brunswick.

     Gulf Island Pond Oxygenation Project (Gulf Island) is a Maine general partnership with its principal office at 83 Edison Drive, Augusta, Maine 04336, whose business is to operate and maintain an oxygenation facility at Gulf Island Pond on the Androscoggin River in Greene, Maine. Central Maine holds a 14% interest in the partnership. The oxygenation facility is operated by Union Water-Power under an operating agreement with Gulf Island.

     CMP International Consultants (CMP International), a wholly-owned subsidiary of Central Maine, is a Maine corporation with its principal office at 1 Grandview Place, Winthrop, Maine 04364. The business of CMP International is to provide consulting, planning, training and project management services to foreign and domestic utilities and government agencies in various aspects of utility operations and utility support services. CMP International's Center for Energy Information division provides information and research services and related consulting. E/PRO, also a division of CMP International, provides engineering, environmental, licensing and other technical services.

     Aroostook Valley Electric Company (AVEC), a wholly-owned subsidiary of Central Maine, is a Maine corporation with its principal office at Cheney Grove Road, Fort Fairfield, Maine 04742. The business of AVEC is to own and operate a 31 megawatt wood-fired generating plant in Fort Fairfield, Maine, the output of which is sold to Central Maine.

     MaineCom Services (MaineCom), a wholly-owned subsidiary of Central Maine, is a Maine corporation with its principal office at 41 Anthony Avenue, Augusta, Maine 04330. The business of MaineCom is to develop telecommunications projects and provide telecommunications services. MaineCom holds an 85% voting interest in FiveCom, Inc. MaineCom also holds a 66% voting interest in FiveCom Maine LLC and a 40% voting interest in New England Fiber Communications LLC. FiveCom, Inc. holds an 88% voting interest in FiveCom LLC, which holds a 33% voting interest in FiveCom Maine LLC and a 60% voting interest in NECOM LLC. All of these entities are in the business of developing telecommunications facilities in the New England states.

     TeleSmart, a wholly-owned subsidiary of Central Maine, is a Maine corporation with its principal office at 81 Leighton Road, Augusta, Maine 04330. The business of TeleSmart is to provide customer contact management services, including collection and related services, to unrelated third parties and to Central Maine.

     Central  Securities,  Cumberland  Securities,  Kennebec Water Power,  Union
Water-Power, Androscoggin, Kennebec Hydro, Gulf Island, CMP International, MaineCom and TeleSmart are not public utilities. Because the Maine Yankee plant has been permanently shut down, Maine Yankee is no longer a public utility under the Public Utility Holding Company Act of 1935 ("PUHCA").

     Yankee Atomic Electric Company (Yankee Atomic), Connecticut Yankee Atomic Power Company (Connecticut Yankee) and Vermont Yankee Nuclear Power Corporation, corporations which own nuclear generating facilities, are not subsidiaries of Central Maine, as Central Maine owns, and expects to continue to own, less than 10% of the voting stock of each company. On February 26, 1992, the Board of Directors of Yankee Atomic decided to discontinue permanently power operation at the Yankee Atomic Plant in Rowe, Massachusetts, and to decommission that facility. On December 4, 1996, the Board of Directors of Connecticut Yankee voted in favor of permanently discontinuing power operation at the Connecticut Yankee plant in Haddam, Connecticut and of decommissioning that facility.

     In addition, Central Maine owns a 2.50% interest as a tenant in common in the Millstone No. 3 nuclear unit in Waterford, Connecticut. The unit is operated by Northeast Utilities.

     On April 28, 1997, Central Maine announced a plan to seek proposals to purchase its generating assets and, as part of an auction process, received final bids on December 10, 1997. On January 6, 1998, Central Maine announced that it had reached agreement to sell all of its hydro, fossil and biomass power plants with a combined generating capacity of 1,185 megawatts to an affiliate of Florida-based FPL Group Inc., the winning bidder in the auction process.

     The hydropower assets to be included in the sale represent approximately 373 megawatts of generating capacity. Central Maine's fossil-fueled generating assets included in the sale represent 781 megawatts. The sole biomass plant is the 31-megawatt unit in Fort Fairfield, Maine, owned by AVEC, whose stock will be transferred to FPL Group Inc. The sale is subject to various closing conditions, including approvals of state and federal regulatory agencies.

     Central Maine holds no interest, directly or indirectly, in any exempt wholesale generator (EWG) or foreign utility company.

     2.  At  December  31,  1997,   Central   Maine  leased  one  and  owned  30
hydro-electric generating stations of which it operated 29, and owned and operated two steam generating plant and two internal combustion generating plants, all within its service area within the State of Maine. Central Maine also owns approximately 2,293 circuit-miles of overhead transmission lines, 19,514 pole-miles of overhead distribution lines, and 1,384 miles of underground and submarine cable, all within its service area within the State of Maine.

     MEPCo. owns a 345-KV transmission line between Wiscasset, Maine, and the Maine-New Brunswick international border at Orient, Maine.

     Maine Yankee owns a nuclear-powered generating plant at Wiscasset, Maine. On August 6, 1997, the Board of Directors of Maine Yankee voted to cease power production permanently at the Maine Yankee plant and to decommission the plant. (Permanently shutdown since August 6, 1997, therefore, not a public utility under PUHCA.)

     Chester SVC Partnership owns a static var compensator facility at Chester, Maine.

     AVEC owns a 31-megawatt wood-fired generating plant at Fort Fairfield, Maine.

     3. Central Maine submits the following information with respect to it and its subsidiary public utility companies for the calendar year 1997:

A.   Central Maine Power Company
      (a)  9,730,580,420  Kwh of electric energy sold
      (b)      4,011,562  Kwh of electric energy distributed
                          outside of Maine (State where organized)
      (c) 372,387,960 Kwh of electric energy sold at wholesale outside of Maine or at the State line:
                          Commonwealth Electric Company           2,250,000
                          Massachusetts Municipal
                           Wholesale Electric Company             3,923,611
                          New England Ventures, Inc.              8,140,560
                          ENRON Power Marketing, Inc.             8,859,180
                          Unitil                                 13,163,545
                          New England Power Pool                 53,705,930
                          Northeast Utilities                   282,345,134
      (d)  3,231,760,366  Kwh of electric energy purchased at
                          wholesale outside of Maine or at the
                          State line:
                          Hydro-Quebec                              268,600
                          NP Energy, Inc.                           283,000
                          Fitchburg Gas & Electric
                           Light Co.                                880,000
                          Tractabel Energy Marketing, Inc.        1,040,000
                          Green Mountain Power
                           Corporation                            2,335,000
                          Central Vermont Public
                           Service Co.                            3,449,000
                          New England Power Company              10,870,000
                          Niagara Mohawk Power Corp.             10,998,000
                          North American Energy
                           Conserv. Corp.                        19,435,000
                          Commonwealth Electric                  23,463,000
                          United Illuminating Co.                26,552,880
                          Plum St. Energy Marketing              32,226,000
                          Aquila Corp.                           43,800,000
                          New England Ventures, Inc.             51,260,000
                          Great Bay Power Corporation            81,418,685
                          U.S. Generating                       118,787,000
                          Vermont Yankee Nuclear Power
                           Corporation                          153,669,379
                          Federal Energy Sales, Inc.            174,077,000
                          ENRON Power Marketing, Inc.           181,751,000
                          New Brunswick                         509,238,000
                          Northeast Utilities                   844,535,452
                          New England Power Pool                941,423,370

B.   Maine Electric Power Company, Inc.

      (a)    728,403,000 Kwh of electric energy sold.
      (b)    None        Kwh of electric energy distributed
                         outside of Maine (State where organized).
      (c)                46,043,000  Kwh  of  electric  energy  sold  at
                         wholesale outside of Maine or at the State line.
      (d)                728,403,000  Kwh of electric  energy  purchased
                                 outside of Maine or at the State line.



C.   NORVARCO

     NORVARCO does not purchase or sell electric energy.

D.   Aroostook Valley Electric Company

      (a)   251,322,554 Kwh of electric energy sold.
      (b)   None        Kwh of electric energy distributed
                        outside of Maine (State where organized).
      (c)   None        Kwh of electric energy sold at wholesale
                        outside of Maine or at the State line.
      (d)               None Kwh of electric energy  purchased  outside
                        of Maine or at the State line.

Maine Yankee Atomic Power Company (Permanently shutdown since August 6, 1997, therefore, not a public utility under PUHCA)

      (a)          None          Kwh of electric energy sold.
      (b)          None          Kwh of electric energy distributed
                                 outside of Maine (State where organized).
      (c)          None          Kwh of electric energy sold at wholesale
                                 outside of Maine or at the State line.
      (d)                        None Kwh of electric energy  purchased  outside
                                 of Maine or at the State line.

     4. Not applicable, as Central Maine holds no interest, directly or indirectly, in any EWG or foreign utility company.

                                   EXHIBIT A-1

     Exhibit A-1 includes corporate consolidating financial statements of Central Maine for 1997. The consolidated column is as it appears in Central Maine's Annual Report to Shareholders for that year.


                                   EXHIBIT A-2

     Exhibit A-2 includes (1) a table showing, for 1997, the ratio of subsidiary utility revenues to the utility revenues of the holding company (Central Maine) as a public-utility company; (2) unconsolidated financial statements which include the capitalization of Central Maine at December 31, 1997; (3) financial statements which include the capitalization of MEPCo. at December 31, 1997; (4) financial statements which include the capitalization of NORVARCO at December 31, 1997; (5) financial statements which include the capitalization of AVEC at December 31, 1997; (6) a table showing, for 1997, the non-public utility subsidiaries Total Revenues and Total Assets.

                                    EXHIBIT B

     Financial Data Schedule.

                                    EXHIBIT C

     Not applicable.

     Central Maine has caused this statement to be duly executed on its behalf by its authorized representative on this 27th day of February, 1998.


                           CENTRAL MAINE POWER COMPANY


                        By                       /S/Michael W. Caron
                             Comptroller

CORPORATE SEAL
Attest:

                                                        /S/Anne M. Pare
                             Secretary

Name, title and address of persons to whom notices and correspondence concerning this statement should be addressed.

Michael W. Caron, Comptroller              Anne M. Pare
Central Maine Power Company                Secretary and Clerk
83 Edison Drive                            Central Maine Power Company
Augusta, ME 04336                          83 Edison Drive
                                           Augusta, ME 04336

                                                                                          Central Maine Power Company
                                                                                                1997 Form U-3A-2
                                                                                                  Exhibit A-1
                                                                                                  Page 1 of 3
                           Central Maine Power Company
                              STATEMENT OF EARNINGS
                                 12 Month Period
                                 Ended 12/31/97
                 (Dollars in Thousands Except Per Share Amounts)


                                                                         Maine
                                                          Central      Electric
                                                           Maine         Power       Inter Company
                                                           Power        Company                         Minority
                                                          Company        Inc.       Debit      Credit   Interest       Total
                                                      ----------------------------------------------------------------------------
ELECTRIC OPERATING REVENUES                                  $944,389     $24,473    $14,686          $       $        $954,176
                                                      --------------------------------------------------------------------------
OPERATING EXPENSES
  Fuel Used for Company Generation                             34,946                                                    34,946
  Purchase Power
    Energy                                                    411,430      21,153                13,439                 419,144
    Other (Capacity)                                          112,791          19                                       112,810
  Other Operation                                             206,805         936                 1,247                 206,494
  Maintenance                                                  33,658         246                                        33,904
  Depreciation and Amortization                                53,910         222                                        54,132
  Taxes
    Federal and State Income                                    6,835         589                                         7,424
    Local Property and Other                                   27,919         384                                        28,303
                                                      --------------------------------------------------------------------------
       Total Operating Expenses                               888,294      23,549                14,686                 897,157
                                                      --------------------------------------------------------------------------
EQUITY IN EARNINGS OF ASSOCIATED
 COMPANIES                                                      7,099                    839                              6,260
                                                      --------------------------------------------------------------------------
OPERATING INCOME                                               63,194         924     15,525   (14,686)                  63,279
                                                      --------------------------------------------------------------------------
OTHER INCOME (EXPENSE)
  AFC-Equity Funds                                                622          20                                           642
  Other, Net                                                    1,765         274                                         2,039
  Minority Interest in Consolidated
   Net Income                                                                                               233           (233)
  Income Taxes Applicable to Other
   Income (Expense)                                             (659)        (79)                                         (738)
                                                      --------------------------------------------------------------------------
       Total Other Income (Expense)                             1,728         215                           233           1,710
                                                      --------------------------------------------------------------------------
INCOME BEFORE INTEREST CHARGES                                 64,922       1,139     15,525   (14,686)     233          64,989
                                                      --------------------------------------------------------------------------
INTEREST CHARGES
  Long-Term Debt                                               44,299          47                                        44,346
  Other Interest                                                7,640          20                                         7,660
  Allowance for Borrowed Funds Used
   During Construction                                          (439)                                                     (439)
                                                      --------------------------------------------------------------------------
    Total Interest Charges                                     51,500          67                                        51,567
                                                      --------------------------------------------------------------------------
NET INCOME                                                     13,422       1,072     15,525   (14,686)     233          13,422
  Dividends on Preferred Stock                                  8,209                                                     8,209
                                                      --------------------------------------------------------------------------
EARNINGS APPLICABLE TO COMMON STOCK                          $  5,213    $  1,072    $15,525  $(14,686)    $233          $5,213
                                                      ==========================================================================
WEIGHTED AVERAGE NUMBER OF COMMON
 SHARES OUTSTANDING                                        32,442,752       8,785                                    32,442,752
EARNINGS PER SHARE OF COMMON STOCK                              $0.16    $ 122.10                                         $0.16
DIVIDENDS DECLARED PER SHARE OF
 COMMON STOCK                                                   %0.16     $ 11.00                                         $0.90



                                                                                     Central Maine Power Company
                                                                                          1997 Form U-3A-2
                                                                                            Exhibit A-1
                                                                                            Page 2 of 3
                                                  Central Maine Power Co.
                                                       BALANCE SHEET
                                                     December 31, 1997
                                                  (Dollars in Thousands)

                                                                     Maine
                                                       Central      Electric
                                                        Maine        Power
                                                        Power       Company         Inter Company       Minority
                                                       Company        Inc.      Debit         Credit    Interest     Total

ELECTRIC PROPERTY, at Original Cost                    $1,651,366      $23,510        $                $       $   $1,674,876
Less: Accumulated Depreciation                            611,766       22,618                                       634,384
                                                     ------------------------------------------------------------------------
      Electric Property in Service                      1,039,600          892                                     1,040,492

  Construction Work in Progress                            15,080           25                                        15,105
  Net Nuclear Fuel                                          1,157                                                      1,157
                                                     ------------------------------------------------------------------------
      Net Electric Property                             1,055,837          917                                     1,056,754
                                                     ------------------------------------------------------------------------

INVESTMENTS IN ASSOCIATED
  COMPANIES, at Equity                                     78,359                                  1,850              76,509
                                                     ------------------------------------------------------------------------

    Net Electric Property and
     Investments in Associated Companies
                                                        1,134,196          917                     1,850           1,133,263
                                                     ------------------------------------------------------------------------

CURRENT ASSETS
  Cash & Temporary Cash Investments                        18,982        1,859                                        20,841
  Accounts Receivable
    Service - Billed                                       84,083          240                                        84,323
                - Unbilled                                 46,807                                                     46,807
    Other Accounts Receivable                              15,477          146                       376              15,247
    Prepaid Income Taxes                                                   341                       341
  Inventories, at Average Cost
    Fuel Oil                                                5,390                                                      5,390
    Materials and Supplies                                 11,779                                                     11,779
  Funds on Deposit with Trustee                            61,694                                                     61,694
  Prepayments and Other Current Assets                      8,968          142                                         9,110
                                                     ------------------------------------------------------------------------
      Total Current Assets                                253,180        2,728                       717             255,191
                                                     ------------------------------------------------------------------------

DEFERRED CHARGES AND OTHER ASSETS
  Recoverable Costs of Seabrook 1 and
   Abandoned Projects, Net                                 84,026                                                     84,026
  Regulatory Tax Asset                                    236,632                                                    236,632
  Yankee Atomic Purchase Power Contract                    13,056                                                     13,056
  Connecticut Yankee Purchase Power Contract               36,877                                                     36,877
  Maine Yankee Purchase Power Contract                    329,206                                                    329,206
  Other Deferred Charges and Other
     Assets                                               210,577          717                       579             210,715
                                                     ------------------------------------------------------------------------
      Deferred Charges and Other
       Assets, Net                                        910,374          717                       579             910,512
                                                     ------------------------------------------------------------------------

        TOTAL ASSETS                                   $2,297,750       $4,362        $           $3,146       $   $2,298,966
                                                     ========================================================================




                                                                                             Central Maine Power
                                                                                                   Company
                                                                                               1997 Form U-3A-2
                                                                                                 Exhibit A-1
                                                                                                 Page 3 of 3
                                                 Central Maine Power Co.
                                                      BALANCE SHEET
                                                    December 31, 1997
                                                  (Dollars in Thousands)

                                                                       Maine
                                                         Central     Electric
                                                          Maine        Power
                                                          Power       Company      Inter Company        Minority
STOCKHOLDERS' INVESTMENT & LIABILITIES                   Company       Inc.      Debit       Credit     Interest  Total

CAPITALIZATION
  Common Stock Investment - Common Stock,Par            $    162,214 $         $                      $  $(191) $
                                                                           878        687                          162,214
   Value $5 Per Share, Authorized 38,000,000
   Shares, Outstanding 32,442,752 Shares
  Other Paid in Capital                                      277,168                                               277,168
  Retained Earnings                                           48,212     1,486     15,925        14,762   (323)     48,212
  Preferred Stock                                             65,571                                                65,571
  Redeemable Preferred Stock                                  39,528                                                39,528
  Mortgage Debt                                              259,563                                               259,563
  Long-Term Debt                                             140,940       420                                     141,360
                                                      ---------------------------------------------------------------------
      Total Capitalization                                   993,196     2,784     16,612        14,762   (514)    993,616
                                                      ---------------------------------------------------------------------

CURRENT LIABILITIES & INTERIM FINANCING
  Interim Financing                                          238,000                                               238,000
                                                      ---------------------------------------------------------------------

  Other Current Liabilities
    Sinking Fund Requirements                                  9,211       200                                       9,411
    Accounts Payable & Bank Checks Outstanding                96,932       505        357                           97,080
    Dividends Payable                                          9,197        24         19                            9,202
    Accrued Interest                                          11,194         7                                      11,201
    Accrued Income Taxes                                       3,342                  341                            3,001
    Miscellaneous Current Liabilities                         15,242         6                              514     15,762
                                                      ---------------------------------------------------------------------
      Total Current Liabilities                              145,118       742        717                   514    145,657
                                                      ---------------------------------------------------------------------
      Total Current Liabilities & Interim Financing          383,118       742        717                   514    383,657
                                                      ---------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES

RESERVES AND DEFERRED CREDITS
  Accumulated Deferred Income Taxes                          351,491                  579                          350,912
  Unamortized Investment Tax Credits                          30,512        21                                      30,533
  Yankee Atomic Purchase Power Contract                       13,056                                                13,056
  Connecticut Yankee Purchase Power Contract                  36,877                                                36,877
  Maine Yankee Purchase Power Contract                       329,206                                               329,206
  Other Reserves and Deferred Credits                        103,658       599                                     104,257
   Regulatory Tax Liabilities                                 56,636       216                                      56,852
                                                      ---------------------------------------------------------------------
      Total Reserves and Deferred Credits                    921,436       836        579                          921,693
                                                      ---------------------------------------------------------------------

        TOTAL STOCKHOLDERS' INVESTMENT
         AND LIABILITIES                                  $2,297,750  $  4,362    $17,908       $14,762       $ $2,298,966
                                                      =====================================================================

                                   EXHIBIT A-2



         Attached hereto, as Exhibit A-2, are the following:

     A-2(1). A table showing, for 1997, the ratio of subsidiary utility revenues
to  the  utility   revenues  of  the  holding  company   (Central  Maine)  as  a
public-utility company;

     A-2(2). Central Maine: unconsolidated financial statements which include the capitalization at December 31, 1997;

     A-2(3). MEPCo.: financial statements which include the capitalization at December 31, 1997;

     A-2(4). NORVARCO: financial statements which include the capitalization at December 31, 1997

     A-2(5). AVEC: financial statements which include the capitalization at December 31, 1997

     A-2(6). A table showing, for 1997, the non-public utility subsidiaries Total Revenues and Total Assets.

                                 EXHIBIT A-2(1)



         The following shows actual corporate revenues of MEPCo., NORVARCO and AVEC in 1997, each adjusted to eliminate sales to Central Maine Power Company. Central Maine Power Company also had sales to these subsidiaries during the year which have been eliminated in the adjusted column. In 1997, actual and adjusted electric revenues for these companies were:

                              (Dollars in Thousands)
                             Actual          Adjusted

MEPCo.                    $  24,473          $  10,080

NORVARCO                          4                  4

AVEC                          8,567                -
                          ---------             ------

   Sub Total                 33,044             10,084

Central Maine               944,389            944,096
                            -------            -------

                           $977,433           $954,180
                            =======            =======

         Subsidiary revenues from sales, other than to Central Maine, were about $10 million, or 1% of Central Maine's adjusted revenues. This ratio is acceptable and supports Central Maine's claim, in good faith, to its continuing exemption pursuant to Rule 2.

                                                     Central Maine Power Company
                                                                1997 Form U-3A-2
                                                                  Exhibit A-2(2)
                                                                     Page 1 of 4
                           Central Maine Power Company
                      UNCONSOLIDATED STATEMENT OF EARNINGS
                      For the Year Ended December 31, 1997
                 (Dollars in Thousands Except Per Share Amounts)


ELECTRIC OPERATING REVENUES                                       $944,389
OPERATING EXPENSES
   Fuel Used for Company Generation                                 34,946
   Purchased Power
     Energy                                                        411,430
     Capacity                                                      112,791
   Other Operation                                                 206,805
   Maintenance                                                      33,658
   Depreciation and Amortization                                    53,910
   Taxes
     Federal and State Income                                        6,835
     Taxes Other Than Income                                        27,919
       Total Operating Expenses                                    888,294
                                                                   -------
EQUITY IN EARNINGS OF ASSOCIATED COMPANIES                           7,099
                                                                 ---------
OPERATING INCOME                                                    63,194
                                                                  --------
OPERATING INCOME (EXPENSE)
   Allowance for Equity Funds Used During Construction                 622
   Other, Net                                                        1,765
   Income Taxes Applicable to Other Income (Expense)                  (659)
                                                                 ---------
       Total Other Income (Expense)                                  1,728
INCOME BEFORE INTEREST CHARGES                                      64,922
INTEREST CHARGES
   Long-Term Debt                                                   44,299
   Other Interest                                                    7,640
   Allowance for Borrowed Funds Used During Construction              (439)
                                                                ----------
       Total Interest Charges                                       51,500
NET INCOME                                                          13,422
   Dividends on Preferred Stock                                      8,209
                                                                 ---------
EARNINGS APPLICABLE TO COMMON STOCK                             $    5,213
                                                                 =========
WEIGHTED AVERAGE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING   32,442,752
EARNINGS PER SHARE OF COMMON STOCK                                    $.16
DIVIDENDS DECLARED PER SHARE OF COMMON STOCK                          $.90

                                                     Central Maine Power Company
                                                                1997 Form U-3A-2
                                                                  Exhibit A-2(2)
                                                                     Page 2 of 4
                           Central Maine Power Company
                          UNCONSOLIDATED BALANCE SHEET
                              At December 31, 1997
                             (Dollars in Thousands)


             ASSETS
ELECTRIC PROPERTY, at Original Cost                              $1,651,366
Less:  Accumulated Depreciation                                     611,766
   Electric Property in Service                                   1,039,600
Construction Work in Progress                                        15,080
Net Nuclear Fuel                                                      1,157
                                                                -----------
   Net Electric Property                                          1,055,837
INVESTMENTS IN ASSOCIATED COMPANIES, at Equity                       78,359
   Net Electric Property and Investments in Associated Companies  1,134,196
                                                                  ---------
CURRENT ASSETS
   Cash and Cash Equivalents                                         18,982
   Accounts Receivable
     Service - Billed                                                84,083
               - Unbilled                                            46,807
     Other Accounts Receivable                                       15,477
   Inventories, at Average Cost
     Fuel Oil                                                         5,390
     Materials and Supplies                                          11,779
   Funds on Deposit with Trustee                                     61,694
   Prepayments and Other Current Assets                               8,968
       Total Current Assets                                         253,180
DEFERRED CHARGES AND OTHER ASSETS
   Recoverable Costs of Seabrook 1 and Abandoned Projects, Net       84,026
   Decommissioning Liability                                        379,139
   Regulatory Assets-Deferred Taxes                                 236,632
   Deferred Charges and Other Assets                                210,577
                                                                  ---------
       Total Deferred Charges and Other Assets                      910,374
         TOTAL ASSETS                                            $2,297,750

                                                     Central Maine Power Company
                                                                1997 Form U-3A-2
                                                                  Exhibit A-2(2)
                                                                     Page 3 of 4
                           Central Maine Power Company
                          UNCONSOLIDATED BALANCE SHEET
                              At December 31, 1997
                             (Dollars in Thousands)


             STOCKHOLDERS' INVESTMENT AND LIABILITIES
CAPITALIZATION (See Separate Statement)
   Common Stock Investment                              $  487,594
   Preferred Stock                                          65,571
   Redeemable Preferred Stock                               39,528
   Long-Term Obligations                                   400,503
                                                         ---------
     Total Capitalization                                  993,196
CURRENT LIABILITIES AND INTERIM FINANCING
   Interim Financing                                       238,000
   Sinking Fund Requirements                                 9,211
   Accounts Payable                                         94,583
   Bank Checks Outstanding                                   2,349
   Dividends Payable                                         9,197
   Accrued Interest                                         11,194
   Accrued Income Taxes                                      3,342
   Miscellaneous Current Liabilities                        15,242
                                                        ----------
     Total Current Liabilities and Interim Financing       383,118
                                                         ---------
COMMITMENTS AND CONTINGENCIES
RESERVES AND DEFERRED CREDITS
   Accumulated Deferred Income Taxes                       351,491
   Unamortized Investment Tax Credits                       30,512
   Decommissioning Liability                                379,139
   Regulatory Liabilities-Deferred Taxes                    56,636
   Other Reserves and Deferred Credits                     103,658
                                                         ---------
     Total Reserves and Deferred Credits                   921,436
       TOTAL STOCKHOLDERS' INVESTMENT AND LIABILITIES   $2,297,750

                                                     Central Maine Power Company
                                                                1997 Form U-3A-2
                                                                  Exhibit A-2(2)
                                                                     Page 4 of 4
                           Central Maine Power Company
        UNCONSOLIDATED STATEMENT OF CAPITALIZATION AND INTERIM FINANCING
                              At December 31, 1997
                             (Dollars in Thousands)

                                                              Amount     Percent
CAPITALIZATION
Common Stock Investment:
   Common Stock, Par Value $5 Per Share-
     Authorized - 80,000,000 Shares
     Outstanding - 32,442,752 Shares                       $   162,214        -
   Other Paid-In Capital                                       277,168        -
   Retained Earnings                                            48,212        -
                                                           -----------    -----
       Total Common Stock Investment                           487,594     39.6%
                                                            ----------     ----
Preferred Stock:
   Preferred Stock - Not Subject to  Mandatory Redemption       65,571      5.4
                                                           -----------   ------
   Redeemable Preferred Stock - Subject to
    Mandatory Redemption                                        39,528      3.2
                                                           -----------   ------
Long-Term Obligations:
   Mortgage Bonds                                              421,000        -
   Less: Unamortized Debt Discount                               1,437        -
                                                           -----------     ----
     Total Mortgage Bonds                                      419,563        -
                                                             ---------     ----
   Medium-Term Notes                                            43,000        -
   Other Long-Term Obligations:
   Lease Obligations                                            34,517        -
   Pollution Control Facility and Other Notes                   83,634        -
                                                           -----------     ----
     Total Other Long-Term Obligations                         118,151        -
                                                            ----------     ----
   Less: Current Sinking Fund Requirements
    and Current Maturities                                     180,211        -
                                                           -----------     ----
       Total Long-Term Obligations                             400,503     32.5
                                                            ----------   ------
       Total Capitalization                                    993,196     80.7
                                                             ---------   ------
INTERIM FINANCING
   Current Maturities of Long-Term Obligations                 178,000        -
   Short Term Revolving Credit                                  60,000        -
                                                            ----------     ----
       Total Interim Financing                                 238,000     19.3
                                                            ----------    -----
       Total Capitalization and Interim Financing           $1,231,196    100.0%
                                                             =========    =====

                                                     Central Maine Power Company
                                                                1997 Form U-3A-2
                                                                  Exhibit A-2(3)
                                                                     Page 1 of 2
                       Maine Electric Power Company, Inc.
                               STATEMENT OF INCOME
                      For the Year Ended December 31, 1997
                 (Dollars in Thousands Except Per Share Amounts)

ELECTRIC OPERATING REVENUES
   Sales for Resale                                        $21,172
   Transmission Revenues                                     2,696
   Support Charges and Other                                   605
                                                         ---------
         Total Electric Operating Revenues                  24,473

OPERATING EXPENSES
   Purchased Power                                          21,172
   Operation                                                   936
   Maintenance                                                 246
   Depreciation                                                222
   Taxes
     Federal and State Income                                  589
     Local Property and Other                                  384
         Total Operating Expenses                           23,549

OPERATING INCOME                                               924

OTHER INCOME, NET                                              215

INCOME BEFORE INTEREST CHARGES                               1,139

INTEREST CHARGES
   Long-Term Debt                                               47
   Other Interest Charges                                       20
         Total Interest Charges                                 67

NET INCOME                                                $  1,072
                                                           =======

WEIGHTED AVERAGE NUMBER OF SHARES
 OF COMMON STOCK OUTSTANDING                                 8,785

EARNINGS PER SHARE OF COMMON STOCK                        $122.10
                                                           ======

DIVIDENDS DECLARED PER SHARE OF
 COMMON STOCK                                              $11.00

                                                     Central Maine Power Company
                                                                1997 Form U-3A-2
                                                                  Exhibit A-2(3)
                                                                     Page 2 of 2
                       Maine Electric Power Company, Inc.
                                  BALANCE SHEET
                              At December 31, 1997
                             (Dollars in Thousands)
                                     ASSETS

ELECTRIC PROPERTY, at Original Cost                              $23,510
     Less:  Accumulated Depreciation                              22,618
                                                                     892
     Construction Work in Progress                                    25
       Electric Property, Net                                        917
CURRENT ASSETS
   Cash and Cash Equivalents                                       1,859
   Accounts Receivable     - Associated Companies                    101
                           - Other                                   285
   Accrued Taxes                                                     341
   Other Current Assets                                              142
       Total Current Assets                                        2,728
DEFERRED CHARGES AND OTHER ASSETS
Accumulated Deferred Income Taxes                                    579
Other Deferred Debits                                                138
       Total Deferred Charges and Other Assets                       717
                                                                 -------
                                                                $  4,362
                     COMMON STOCK INVESTMENT AND LIABILITIES
CAPITALIZATION
   Common Stock Investment
     Common Stock, $100 Par Value, Authorized 20,000 Shares,
      Outstanding
       8,785 Shares                                              $   878
       Retained Earnings                                           1,486
                                                                   -----
         Total Common Stock Investment                             2,364
Long-Term Debt, net of current portion                               420
         Total Capitalization                                      2,784
CURRENT LIABILITIES
   Sinking Fund Requirements                                         200
   Accounts Payable     - Associated Companies                       381
                        - Other                                      124
   Dividends Payable                                                  24
   Accrued Interest, Taxes and Other                                  13
         Total Current Liabilities                                   742
DEFERRED CREDITS
   Unamortized Investment Tax Credits                                 21
   Regulatory Obligation - Deferred Taxes                            216
   Other Deferred Credits                                            599
                                                                  ------
         Total Deferred Credits                                      836
                                                                  $4,362

                                                     Central Maine Power Company
                                                                1997 Form U-3A-2
                                                                  Exhibit A-2(4)
                                                                     Page 1 of 2
                                    NORVARCO
                    STATEMENT OF INCOME AND RETAINED EARNINGS
                      For the Year Ended December 31, 1997
                             (Dollars in Thousands)


Support Charges Chester SVC                             $   4
                                                         ----

Administrative Expenses                                     4

Income Tax Expense                                         27

   Total Operating Expenses                                31

Net Operating Loss                                        (27)

Interest Income                                            41

   Total Income                                            14

Retained Earnings-Beginning of the Year                   211

Retained Earnings-End of the Year                        $225

                                                     Central Maine Power Company
                                                                1997 Form U-3A-2
                                                                  Exhibit A-2(4)
                                                                     Page 2 of 2

                                    NORVARCO
                                  BALANCE SHEET
                              at December 31, 1997
                             (Dollars in Thousands)

                                     ASSETS

CURRENT ASSETS
   Cash and Cash Equivalents                                     $    851
Receivables                                                             1
Prepaid Income Taxes                                                  209
                                                                   ------
       Total Current Assets                                         1,061
Accumulated Deferred Income Taxes                                   1,478
                                                                   $2,539
                    STOCKHOLDERS' INVESTMENT AND LIABILITIES
CAPITALIZATION
   Common Stock, $100 Par Value Outstanding, 5,000 Shares         $   500
   Retained Earnings                                                  225
                                                                   ------
       Total Common Stock Equity                                      725
                                                                   ------
Accounts Payable                                                        1
Accumulated Deferred Income Taxes                                   1,813
                                                                    -----
                                                                   $2,539

                                                     Central Maine Power Company
                                                                1997 Form U-3A-2
                                                                  Exhibit A-2(5)
                                                                     Page 1 of 2

                        Aroostook Valley Electric Company
                    STATEMENT OF INCOME AND RETAINED EARNINGS
                      For the Year Ended December 31, 1997
                             (Dollars in Thousands)


ELECTRIC OPERATING REVENUES                               $8,567
OPERATING EXPENSES
   Fuel Costs                                              5,398
   Operation                                               1,424
   Maintenance                                               613
   Depreciation                                              260
   Taxes
     Federal and State Income                                197
     Local Property and Other                                520
TOTAL OPERATING EXPENSES                                   8,412
                                                           -----
OPERATING INCOME                                             155
OTHER INCOME AND DEDUCTIONS                                   40
                                                         -------
NET INCOME                                                   195
Retained Earnings-Beginning of Period                        506
                                                          ------
   RETAINED EARNINGS-END OF PERIOD                        $  701
                                                           =====
WEIGHTED AVERAGE NUMBER OF SHARES OF
COMMON STOCK OUTSTANDING                                  10,000
                                                          ======
EARNINGS PER SHARE OF COMMON STOCK                       $19.50
                                                          =====

                                                     Central Maine Power Company
                                                                1997 Form U-3A-2
                                                                  Exhibit A-2(5)
                                                                     Page 2 of 2
                        Aroostook Valley Electric Company
                                  BALANCE SHEET
                              at December 31, 1997
                             (Dollars in Thousands)
                                     ASSETS
Property, Plant and Equipment                                         $48,950
Less:  Accumulated Depreciation                                        47,565
     Net Property, Plant and Equipment                                  1,385
Current Assets
   Cash and Cash Equivalents                                              837
   Accounts Receivable                                                    826
   Fuel Stock                                                             263
   Fuel Stock Expense                                                      10
   Prepaid Expenses                                                        50
                                                                     --------
     Total Current Assets                                               1,986
Deferred Assets
   Accumulated Deferred Income Taxes                                       22
   Regulatory Tax Asset                                                   102
   Other Deferred Assets                                                   27
                                                                     --------
     Total Deferred Assets                                                151
                                                                      -------
TOTAL ASSETS                                                         $  3,522
                                                                      =======

                       STOCKHOLDER'S INVESTMENT AND LIABILITIES
Capitalization
   Common Stock, $1 Par Value Outstanding, 10,000 Shares           $       10
   Additional Paid-in Capital                                           1,990
   Retained Earnings                                                      702
                                                                      -------
     Total Common Stock Investment                                      2,702

Current Liabilities
   Accounts Payable
     Trade                                                                124
     Associated Companies                                                  82
     Fuel and Other                                                       229
   Other Current Liabilities                                              385
     Total Current Liabilities                                            820

TOTAL STOCKHOLDERS' INVESTMENT AND LIABILITIES                        $ 3,522
                                                                       ======

                                                     Central Maine Power Company
                                                                1997 Form U-3A-2
                                                                  Exhibit A-2(6)

                         Non-Public Utility Subsidiaries
                                      1997
                             (Dollars in Thousands)



                                     Met   Retained Earnings
                                    Income   (Accumulated    Total     Total
                                    (Loss)     Deficit)    Revenues    Assets

Maine Yankee Atomic Power Co.     $  9,037    $  7,613    $238,586   $1,573,648
Central Securities                      33         594          85        1,710
Cumberland Securities                   (3)        927          33        2,262
Kennebec Water Power                    43          52         367          161
Union Water-Power                      629       5,121       6,975        9,540
Kennebec Hydro                       2,095       2,645       3,453        9,666
Gulf Island (Partners' Capital)       (195)        612         485          674
CMP International                      387         184       8,594        3,004
MaineCom                              (858)       (989)        558       16,216
TeleSmart                             (453)       (888)        688          809
                                   -------     -------     -------    ---------

    Total                          $10,715     $15,871    $259,824   $1,617,690
                                    ======      ======     =======    =========